FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of October, 2005

API ELECTRONICS GROUP INC. (Formerly: Investorlinks.com Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F    ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:   ☐     No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated October 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP INC.
(Formerly Investorlinks.com Inc.)

Date:	November 1, 2005	By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman of the Board,
Chief Executive Officer, Treasurer and
Director

NOTICE TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED AUGUST 31, 2005

API ELECTRONICS GROUP INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for API Electronics Group In. have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles consistently applied. The most significant of these policies have been set out in the May 31, 2005 audited consolidated financial statements. These statements are presented on an accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Corporation is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these financial statements have been fairly stated.

Disclosure Required Under National Instrument 51-102 – “Continuous Disclosure Obligations” – Part 4.3(3)(a)

The auditor of API Electronics Group Inc. has not performed a review of the unaudited consolidated financial statements for the three months ended August 31, 2005 and August 31, 2004.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Balance Sheets

(Expressed in US Dollars)

	August 31 2005	May 31 2005

	(Unaudited)	(Audited)
Assets

Current
Cash and cash equivalents	$947,827	$1,513,130
Marketable securities (Note 2)	352,925	329,855
Accounts receivable	1.569,414	1,427,395
Inventories (Note 3)	3,377,349	3,258,856
Future tax asset (Note 8)	76,000	76,000
Prepaid expenses	212,055	97,360

Total Current Assets	6,535,570	6,702,596
Capital assets (Note 4)	3,040,947	3,080,395
Future tax asset (Note 8)	295,500	295,500
Goodwill	997,611	997,611
Intangible assets (Note 5)	1,451,971	1,570,226

	$12,321,599	$12,646,328

Liabilities and Shareholders’ Equity

Current
Bank indebtedness (Note 6)	$407,000	$342,090
Accounts payable	1,821,952	1,450,502
Deferred revenue	405,710	643,028
Future income tax liability (Note 8)	85,400	85,400
Current portion of long-term debt (Note 7)	69,778	78,519

Total Current Liabilities	2,789,840	2,599,539
Future income tax liability (Note 8)	501,000	501,000
Long term debt (Note 7)	31,938	41,512

	3,322,778	3,142,051

Shareholders’ equity
Share capital (Note 9(b))	11,857,674	12,498,696
Contributed surplus (Note 9(f))	659,143	861,768
Cumulative foreign exchange translation adjustment	586,137	503,329
Deficit	(4,104,133)	(4,359,516)

	8,998,821	9,504,277

	$12,321,599	$12,646,328

On behalf of the Board:

signed “Jason DeZwirek”

signed “Phillip DeZwirek”

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Operations and Deficit

(Expressed in US Dollars)

	Three Months Ended August 31
(Unaudited)	2005	2004
Sales	$3,908,520	$2,852,267

Cost of sales	2,906,862	1,965,318

Gross profit	1,001,658	886,949

Expenses
Business development	8,080	15,971
Selling expenses	238,419	282,521
Stock-based compensation expense	—	235,000
General and administrative	506,087	473,447

	752,586	1,006,939

Operating Income (Loss)	249,072	(119,990)

Other (Income) Expenses
Other expense (income) (includes loss (gain) on	(14,849)	2,432
foreign currency exchange of $(4,746); 2004 -$2,432)
Interest expense	7,744	3,578

	(7,105)	6,010

Income (loss) before income taxes	256,177	(126,000)

Income taxes (Note 8)	794	—

Net Income (loss) for the period	255,383	(126,000)

Deficit, beginning of period, (Note 11)	(4,359,516)	(1,878,166)

Fair value of stock options granted and warrants modified – Cumulative adjustment at June 1, 2004 (Note 9(e))	—	(1,876,956)

Deficit, end of period	$(4,104,133)	$(3,881,122)

Earnings (loss) per share–basic (Note 13)	$0.10	$(0.05)

Earnings (loss) per share– fully-diluted (Note 13)	$0.08	$(0.05)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

	Three Months Ended August 31
(Unaudited)	2005	2004
Cash provided by (used in)

Operating activities
Net income (loss) for the period	$255,383	$(126,000)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	202,152	213,318
Stock-based compensation expense	—	235,000
Net change in non-cash working capital balances (Note 10)	(187,388)	(544,451)

	270,147	(222,133)

Investing activities
Purchase of capital assets	(24,439)	(74,963)
Purchase of marketable securities	(23,070)	—

	(47,509)	(74,963)

Financing activities
Repurchase of common shares	(843,647)	—
Bank indebtedness advances	64,910	119,771
Long-term debt repayments	(18,315)	(17,282)

	(797,052)	102,489

Foreign exchange gain (loss) on cash held in foreign currency	9,111	(557)

Net increase (decrease) in cash	(565,303)	(195,164)

Cash and cash equivalents, beginning of period	1,513,130	634,058

Cash and cash equivalents, end of period	$947,827	$438,894

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

August 31, 2005 and 2004

Nature of Business	API Electronics Group Corp. (“the Company”) business focus is the manufacture and design of high reliability semiconductor and microelectronics circuits for military, aerospace and commercial applications. Through recent acquisitions, the Company has expanded its manufacturing and design of electronic components to include filters, transformers, inductors, and custom power supplies for land and amphibious combat systems, mission critical information systems and technologies, shipbuilding and marine systems, and business aviation.

Business Acquisitions	On May 31, 2002 the Company completed the acquisition of all the outstanding common shares of Filtran Inc. (“Filtran USA”), a private company incorporated under the laws of the State of New York; Filtran Limited (“Filtran Canada”), a private company incorporated under the laws of Ontario; Canadian Dataplex Limited (“CDL”), a private company incorporated under the laws of Canada, and Tactron Communications (Canada) Limited (“TCCL”), a private company incorporated under the laws of Ontario. On June 1, 2003 CDL, TCCL and Filtran Canada were amalgamated under the name Filtran Canada. Filtran USA and Filtran Canada are known collectively as the “Filtran Group”. The Filtran Group’s business focus is similar to that of the Company.

On May 23, 2002 the company incorporated an entity named “5/23 Corp” under the laws of the State of Delaware. On January 13, 2003 “5/23 Corp” changed its name to TM Systems II, Inc. (“TM II”). On February 6, 2003, TM II acquired certain assets of TM Systems Inc. and carries on business as TM System II, Inc. TM II’s business focus is similar to that of the Company.

Principles of Consolidation	The consolidated financial statements include the accounts of the Company (the legal parent), together with its wholly owned subsidiaries, API Electronics, TM II and the Filtran Group.

Basis of Presentation	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are disclosed in US dollars unless otherwise indicated.

Cash and Cash Equivalents	Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with original maturities of three months or less.

Marketable Securities	Temporary investments are stated at the lower of cost and market value.

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

August 31, 2005 and 2004

Inventory	Raw materials are recorded at the lower of cost and net realizable value. Finished goods and work in process are stated at the lower of cost, which includes material, labor and overhead, and net realizable value. Cost is generally determined on a first-in, first-out basis.

Capital Assets	Capital assets are recorded at cost less accumulated amortization and are amortized using the straight-line basis over the following periods:

	Buildings	20 years
	Computer equipment	3 years
	Computer software	3 years
	Furniture and fixtures	5 years
	Machinery and equipment	Ranging from 5 to 10 years
	Vehicles	3 years
	Website development	3 years

Goodwill	Goodwill is subject to an impairment test on at least an annual basis or upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. Management has determined there is no impairment in goodwill as of August 31, 2005.

Intangible Assets	Intangible assets that have a finite life are amortized using the following basis over the following period:

	Non-compete agreements	Straight line over 5 years
	Customer contracts	Based on income earned

Income taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

August 31, 2005 and 2004

Contract Revenue	Revenue from contracts is recognized using the percentage of completion method. The degree of completion is determined based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period in which the relevant facts become known.

Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-Contract Revenue	Non-contract revenue is recognized when risk and title passes to the customer, which is generally upon shipment of the product.

Research and Development Expenses	Research and development expenses are recorded at net of applicable investment tax credits.

Stock-Based Compensation Plans	Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees and non-employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting, without restatement, to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. The Company has a stock-based compensation plan, which is described in Note 9(d).

API Electronics Group Corp.

Summary of Significant Accounting Policies

(Expressed in US Dollars)

August 31, 2005 and 2004

Financial Instruments	The Company’s financial instruments include certain instruments with short-term maturity and long-term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from its financial instruments.

The Company carries out a portion of transactions in foreign currencies. Included in the Company’s cash, marketable securities, accounts receivable, accounts payable and bank indebtedness are balances denominated in Cdn dollars in the amounts of $246,415 (May 31, 2005 - $97,086), $302,921 (May 31, 2005 - $302,921), $536,901 (May 31, 2005 - $800,316), $897,428 (May 31, 2005 - $825,646) and $Nil (May 31, 2005 - $220,000) respectively.

Foreign Currency Translation	The Company’s functional currency is United States Dollars and the consolidated financial statements are stated in United States dollars, “the reporting currency”. Integrated operations have been translated from Canadian dollars into United States dollars at the year-end exchange rate for monetary balance sheet items, the historical rate for non-monetary balance sheet items, and the average exchange rate for the year for revenues, expenses, gains and losses. The gains or losses on translation are included in net income (loss) for the period.

Self-sustaining operations are translated at current rates of exchange. All exchange gains and losses will be accumulated in the foreign exchange translation account on the balance sheet.

Accounting Estimates	The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. By their nature, these estimates are subject to uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

1.	Asset Purchase Agreement

On March 31, 2004, the Company entered into an agreement to purchase certain assets of Islip Transformer & Metal Inc. The assets include certain Department of Defense contracts, the seller’s CAGE code, the right to use the seller’s name, all test fixtures, test equipment, plans, specifications and files relating to previous contracts performed, inventory and equipment. The consideration for the assets was $50,000 plus 10% of the amount of confirmed orders received pursuant to the terms of the contract.

The assets acquired at fair value, as at March 31, 2004 are as follows:

Inventory	$10,000
Machinery and Equipment	39,000
Goodwill	1,000

Fair value of assets acquired	$50,000

2.	Marketable Securities

	Market Value	August 31 2005	May 31 2005

Shares in Canadian venture issuers	$12,121	$2,451	$2,325
Units in Canadian publicly traded income trust	255,254	251,741	238,759
Shares in U.S. publicly-traded issuer	169,445	98,733	88,771

	$ 436,820	$352,925	$329,855

3.	Inventories

	August 31 2005	May 31 2005

Raw Materials	$892,857	$931,984
Work in Process	1,256,600	1,224,922
Finished Goods	1,227,892	1,101,950

	$3,377,349	$3,258,856

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollar)

August 31, 2005 and 2004

4.	Capital Assets

	August 31, 2005
	Cost	Accumulated Amortization	Net Book Value
Land	$437,303	$—	$437,303
Buildings	2,469,439	553,717	1,915,722
Computer equipment	170,867	154,066	16,801
Computer software	183,335	159,741	23,594
Furniture and fixtures	110,606	80,374	30,232
Machinery and equipment	2,194,159	1,592,860	601,299
Vehicles	49,372	33,376	15,996
Web site development costs	30,826	30,826	—

	$5,645,907	$2,604,960	$3,040,947

	May 31, 2005
	Cost	Accumulated Amortization	Net Book Value
Land	$434,411	$—	$434,411
Buildings	2,431,999	496,884	1,935,115
Computer equipment	155,397	137,311	18,086
Computer software	167,819	137,209	30,610
Furniture and fixtures	97,200	69,426	27,774
Machinery and equipment	2,124,131	1,507,303	616,828
Vehicles	47,003	29,432	17,571
Web site development costs	30,826	30,826	—

	$5,488,786	$2,408,391	$3,080,395

Included in machinery and equipment is $168,449 (May 31, 2005 - $168,449) of property held under capital leases.

Depreciation and amortization expense related to capital assets amounted to $83,897 (2004 - $105,968). Of this amount $46,208 (2004 - $37,982) was included in cost of sales.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

5.	Intangible Assets

	August 31 2005	May 31 2005
Non-compete agreements	$867,799	$867,799
Less: Accumulated amortization	(482,813)	(439,877)
Customer contracts	1,715,784	1,715,784
Less: Accumulated amortization	(648,799)	(573,480)

	$1,451,971	$1,570,226

Amortization expense related to intangible assets amounted to $118,255 (2004 - $107,350).

6.	Bank Indebtedness

	August 31, 2005	May 31, 2005
The Company’s wholly owned subsidiary, API Electronics has a working capital line of credit of $500,000. The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.	$407,000	$167,000

The Company’s wholly owned subsidiary, Filtran Limited has a working capital line of credit in the amount of $796,000 ($1,000,000 Cdn$) with a major Canadian bank. The interest on any borrowed funds is charged at prime. The agreement also allows Filtran to lease an asset at prime plus 1% up to $33,000. The lender has a general security agreement and a 1st Collateral Mortgage on Filtran’s assets and building.	—	175,090

	$407,000	$342,090

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

7.	Long-term Debt

	August 31 2005	May 31 2005
Mortgage payable, secured by real estate, repayable in blended monthly instalments of $3,133 at an interest rate of 8.75%	$24,264	$33,005

Various equipment capital leases, with monthly lease payments of $3,760 including interest at approximately 9%, secured by the leased assets	77,452	87,026

	101,716	120,031
Less: Current portion	69,778	78,519

	$31,938	$41,512

As at August 31, 2005 the fair market value of the long-term debt was approximately $100,000. The fair value has been estimated by discounting future cash flows at a rate offered for debt of similar maturities and credit quality.

The debt is repayable over the next four fiscal years is as follows:

2006 (Nine Months)	$60,204
2007	36,900
2008	2,584
2009	2,028

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

8.	Income Taxes

The significant components of future income taxes consist of the following:

	May 31 2005	May 31 2004
Future income tax assets
Loss carry forwards	$479,000	$564,000
Other	20,000	18,000
Unrealized foreign exchange loss	260,000	141,000
Marketable securities	106,000	89,000
Intangible assets	279,000	294,000
Capital assets	48,000	38,000

	1,192,000	1,144,000

Future income tax liabilities
Capital assets	(468,000)	(457,000)
Non-compete agreement	(33,000)	(45,000)
Inventory	(85,400)	(108,000)

	(586,400)	(610,000)

Valuation allowance	(820,500)	(851,000)

	$(214,900)	$(317,000)

Short term - asset	$76,000	$—
- liability	(85,400)	(108,000)
Long term - assets	295,500	293,000
- liability	(501,000)	(502,000)

	$(214,900)	$(317,000)

A reconciliation between income taxes provided at actual rates and at the basic rate of 34.2% (May 31, 2004 – 35.63%) for federal and provincial taxes is as follows:

	May 31 2005	May 31 2004
Loss before income taxes	$(708,554)	$(388,729)

Recovery of income tax at statutory rates	$(242,325)	$(138,504)
Change in taxes resulting from:
Stock based compensation	332,485	3,600
Foreign currency differences	(79,571)	6,744
Foreign tax differences	(38,470)	—
Permanent differences and other	(45,779)	88,825
Change in valuation allowance	(30,500)	(7,000)

Income taxes	$(104,160)	$(46,335)

Current tax	$34,453	$—
Future tax	(138,613)	(46,335)

	$(104,160)	$(46,335)

The Company and its subsidiaries have non-capital losses of approximately $1,354,000 to apply against future taxable income. These losses will expire as follows: $94,000 in 2009, $796,000 in 2010, $272,000 in 2011, and $192,000 in 2012.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

9.	Share Capital

a)	Authorized

Unlimited special shares

Unlimited common shares

(b)	Issued Common Shares

	Number of Shares	Consideration
Balance at May 31, 2003	2,259,131	$9,515,297

Shares issued upon exercise of warrants	125,000	705,000

Balance at May 31, 2004	2,384,131	$10,220,297

Shares issued upon exercise of stock options	440,000	2,798,200
Shares repurchased	(139,735)	(519,801)

Balance at May 31, 2005	2,684,396	12,498,696

Shares repurchased	(137,675)	(641,022)

Balance at August 31, 2005	2,546,721	$11,857,674

(c)	Warrants

Common shares purchase warrants (“Warrants”)

As at August 31, 2005 the following Warrants are outstanding and exercisable:

The continuity of common share purchase warrants is as follows:

Warrants outstanding, May 31, 2003	719,916
Exercised - Re: Private Placement – February 2003	(125,000)

Warrants outstanding, May 31, 2004	594,916
Expired – June 2004	(50,000)
Expired – February 2005	(379,958)

Warrants outstanding, May 31, 2005	164,958
Expired – August 2005	(164,958)

Warrants outstanding, August 31, 2005	—

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

9.	Share Capital (continued)

(d)	Stock Options:

On August 1, 2003, the board of directors of the Company authorized a new stock option plan (“2003 Option Plan”) for directors, officers, employees, and consultants of the Company and its subsidiaries, which reserves an aggregate of 460,326 Common Shares for issuance on the exercise of such options. The 2003 Option Plan supplants and replaces the Company’s then existing 1995 stock option plan (“Former Plan”). The terms of the 2003 Option Plan restrict options granted, at any one point in time, to a maximum of 20% of the outstanding Common Shares. The maximum term of any option granted is five years. The 2003 Option Plan was approved by the Company stockholders at the 2003 Annual Meeting.

As at August 31, 2005 the following options are outstanding:

Issued to	Number Outstanding	Exercise Price	Expiry Date
Directors	5,000	$4.50	August 31, 2006
Directors	5,000	$7.50	August 31, 2006
Directors	400,000	$2.50	January 4, 2010

The continuity of stock options is as follows:

	Number of Options	Weighted Average Price
Options outstanding, May 31, 2003	10,000	6.00

Issued – January, 2004	440,000	6.00
Issued – April, 2004	100,000	10.00

Options outstanding, May 31, 2004	550,000	$6.70

Cancelled – July, 2004	(440,000)	(6.00)
Reissued – July, 2004	440,000	3.50

Expired – August, 2004	(50,000)	(8.00)
Expired – December, 2004	(50,000)	(12.00)

Cancelled – January, 2005	(440,000)	(3.50)
Reissued – January, 2005	440,000	2.40
Exercised – January, 2005	(440,000)	(2.40)

Issued – January, 2005	400,000	2.50

Options outstanding and exercisable – May 31, 2005 and August 31, 2005	410,000	$2.59

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

9.	Share Capital (continued)

(e)	Stock-based Compensation

(i) Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting, without restatement, to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. An adjustment to the opening deficit at June 1, 2004 in the amount of $1,876,956 has been recorded representing the total stock-based compensation expense had the fair value method been used for employee stock options granted and warrants modified after June 1, 2002. The offset to deficit is an increase in contributed surplus in the amount of $1,876,956 resulting in no net change to shareholders’ equity.

(ii) The employee stock-based compensation expense recognized in the income statement is summarized below:

	August 31, 2005	August 31, 2004
50,000 stock options granted to a consultant on April 1, 2004 at an exercise price of $8.00 expiring August 15, 2004	$—	$15,000
440,000 stock options previously granted to employees were modified from an exercise price of $6.00 to $3.50 and from an expiry date of January 9, 2009 to July 26, 2008 on July 26, 2004	—	220,000

	$—	$235,000

The Company uses the Black-Scholes option pricing model to estimate the fair value at the date of grant of options using the following assumptions:

	August 31, 2005	August 31, 2004
Risk free interest rate (%)	N/A	2 to 3.97
Expected volatility (%)	N/A	68
Expected life (in years)	N/A	0.37 to 4.667
Expected dividend yield (%)	N/A	0

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

9.	Share Capital (continued)

(f) Contributed Surplus

Contributed Surplus consists of the following:

	August 31, 2005	May 31, 2005
Consultant stock options granted April 1, 2004 expiring August 15, 2004 and December 31, 2004	$25,100	$25,100
June 1, 2004 restatement – fair value of stock options granted and warrants modified (Note 9(e))	1,876,956	1,876,956
Employee stock options modified on July 26, 2004 and January 3, 2005	215,400	215,400
Employee stock options granted on January 4, 2005	690,000	690,000
Stock options exercised	(1,742,200)	(1,742,200)
Common share buyback	(406,113)	(203,488)

	$659,143	$861,768

(g) Common Share Buyback

During the period ended August 31, 2005 the Company acquired 137,675 (2004 – 139,735) common shares at a total cost of $843,647 (2004 - $723,289).

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

10.	Cash Flow Information

(a)	Changes in non-cash working capital are as follows:

	Three Months Ended August 31,
	2005	2004
Accounts receivable	$(118,789)	$(503,922)
Inventories	(58,073)	22,079
Prepaid expenses	(109,682)	(28,571)
Accounts payable	336,474	(431,725)
Deferred revenue	(237,318)	397,688

	$(187,388)	$(544,451)

(b)	Supplemental Cash Flow Information

	Three Months Ended August 31,
	2005	2004
Cash paid for interest	$7,744	$3,578

(c)	Non-cash transaction

	Three Months Ended August 31,
	2005	2004
Options granted to employees	$—	$220,000
Options granted to consultants	—	15,000

	$—	$235,000

11.	Change in Accounting Policy

During fiscal 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization in 2004 of $135,881. The change was accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change was to increase amortization in the 2003 year by $48,531, the deficit of the 2003 year by $48,531 and reduce the 2004 year deficit by $87,350.

12.	Related Party Transactions

(a) Included in general and administrative expenses are consulting fees of $14,704 (2004 - $9,011) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $45,841 (2004 - $45,841) paid to a corporation in which two of the directors are also directors of the Company.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

12.	Related Party Transactions (continued)

(b) Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $5,035 (May 31, 2005 - $12,106)

(c) Included in marketable securities are 40,830 common shares (2004 – Nil) acquired for $152,616 of CECO Environmental Corp. at a carrying value of $98,733 (2004 - $Nil) acquired on the open market. CECO Environmental Corp. is a corporation in which two of its directors are also directors of the Company.

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties.

13.	Per Share Data

Basic earnings per share was calculated using the weighted average number of shares issued and outstanding for the period ended August 31, 2005 in the amount 2,615,558 (2004 – 2,384,131). For the period ended August 31, 2005, fully diluted earnings per share was calculated using the weighted average number of shares issued and outstanding in the amount of 3,025,558 after giving effects to the conversion of options. For the period ended August 31, 2004, the effect of exercising outstanding options and warrants was anti-dilutive.

14.	Economic Dependence

The U.S. Department of Defence (directly and through subcontractors) accounts for a significant portion of the Company’s revenue. Management has determined that the Company is not economically dependent on this business as, if necessary, it could re-deploy resources to further service the commercial/industrial user.

15.	Commitments and Contingencies

(a)	Rent

The following is a schedule by years of approximate future minimum rental payments under operating leases that have remaining non-cancelable lease terms in excess of one year as of August 31, 2005.

2006 (Nine Months)	$17,630
2007	14,030
2008	5,634

Included in selling expenses are rental charges on these leases of $13,654 (2004 - $13,581).

(b)	401(k) Plan

During 1998, the Company adopted a 401(k) deferred compensation arrangement. Under the provision of the plan, the Company is required to match 50% of employee contributions up to a maximum of 3% of the employee’s eligible compensation. Employees may contribute up to a maximum of 15% of eligible compensation. The Company may also make discretionary contributions up to a total of 15% of eligible compensation. During the period ended August 31, 2005, the Company incurred $7,100 (2004 - $8,652) as its obligation under the terms of the plan, charged to general and administrative expense.

API Electronics Group Corp.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

August 31, 2005 and 2004

16.	Comparative Figures

Comparative figures have been reclassified to conform to the current period presentation.

API Electronics Group Corp.

FORM 51-102F1

QUARTERLY MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED AUGUST 31, 2005 AND 2004

FOR

API ELECTRONICS GROUP CORP.

OCTOBER 14, 2005

The following sets out management’s discussion and analysis of our financial condition and results of operations for the three months ended August 31, 2005 and 2004. All financial information is presented in US Dollars. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The management’s discussion and analysis should be read in conjunction with our annual consolidated financial statements and the accompanying notes for the year ended May 31, 2005.

Management’s discussion and analysis is comprised of the following:

•	Forward Looking Information

•	Corporate Overview

•	Results of Operations

•	Quarterly Financial Information

•	Liquidity and Capital Resources

•	Off Balance Sheet Arrangements

•	Share Capital

•	Risk Factors and Risk Management

•	Proposed Transactions

•	Critical Accounting Estimates

•	Changes in Accounting Policies

•	Impact of New Accounting Pronouncements

•	Financial Instruments

•	Outlook

Forward Looking Information

Certain information in this MD&A and in other public announcements by the Company is forward-looking and is subject to important risks and uncertainties. Forward information includes information concerning the Company’s future financial performance, business strategy, plans, goals and objectives.

Factors which could cause actual results to differ materially from current expectations include, among other things, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits; competitive conditions in the business in which the Company participates; changes in Defense spending; general economic conditions and normal business uncertainty; fluctuations in foreign currency exchange rates; and changes in laws, rules and regulations applicable to the Company.

API Electronics Group Corp.

The Company does not update forward-looking statements should circumstances or management’s assumptions, expectations, or estimates change.

Corporate Overview

API Electronics Group Corp. (“API” or “Company”) is a North American based company focused on the manufacture of specialized electronic components and microelectronic circuits. The corporate office of the Company is located in Toronto, Canada. Overviews of its subsidiaries are discussed below:

•	API Electronics, Inc. of Hauppauge, New York (“API Electronics”) is a leading designer and manufacturer of power transistors, small signal transistors, tuning diodes, hybrid circuits, resistor/capacitor networks, diodes, and other critical elements with precisely defined functional capabilities for advanced military, industrial, commercial, automotive and medical applications. The company is a leading supplier of defense electronic components to the U.S. Department of Defense and its subcontractors as well as having a strong commercial user base. In March, 2004, the Company purchased certain assets of Islip Transformer & Metal Co. Inc. (“Islip”), a private company that supplies critical systems and components to the U.S. Department of Defense. The acquisition further augments API’s in-demand components and systems for both government and corporate clients.

•	Filtran Inc. of Ogdensburg, New York and Filtran Limited of Nepean, Ontario, Canada (“Filtran Group”). Filtran Group is a leading global supplier of superior quality electronic components to major producers of communications equipment, military hardware, computer peripherals, process control equipment and instrumentation. In business since 1969, Filtran Group is ISO 9001:2000 registered and offers off-the-shelf and custom designed products and regularly ships components to clients in more than 34 countries. The Company acquired Filtran Group in May 2002. The acquisition broadened API’s product offerings for current and potential customers as well as providing synergies in the areas of engineering and technological capabilities.

•	TM Systems II Inc. of Hauppauge, New York (“TM II”). In business for over 30 years, TM II supplies the Defense sector with naval landing and launching equipment, flight control and signalling systems, radar systems alteration, data communication and test equipment as well as aircraft ground support equipment. The Company acquired TM II in February 2003 thereby expanding API’s core-military and defense-related electronics business. TM II also maintains a manufacturing facility in Bridgeport, Connecticut.

API’s business strategy has been to strengthen its leadership position for its components through continued emphasis on technological advances, operational efficiencies, cost reductions, competitiveness and acquisitions.

The Company’s objectives are to seek long-term stable growth for all of its operating segments (API Electronics, Filtran Group, and TM II) through continuous capital investment, employing today’s production methods and technologies, and by demanding uncompromising quality control.

API Electronics Group Corp.

API Electronics believes that new orders should increase as a result of the $447B military budget approved by the US Congress. The Company has spent more than $400,000 on upgrades to its Hauppauge, New York facility in the past few years. In addition it has also put in place its ISO 9000-2000 system and on June 1, 2005 received military certification from the Defense Logistics Agency as a certified manufacturer of silicon high power transistor devices in accordance with the requirements of MIL-PRF-19500M. This should enable API Electronics to emerge from the downturn in the technology industry with higher quality standards, improved products, and a lower cost structure.

Filtran Group’s main markets are with military subcontractors where they have strong demand for filters, power supplies, transformers and inductors. Filtran Group has outsourced the manufacturing of certain products to manufacturers in China and is working closely with them to maintain quality control and decrease the cost to manufacture.

Filtran Group is aggressively pursuing growth strategies with the recent hiring of additional sales persons in the United States, setting up a nationwide representative market, and a product catalogue. Filtran Group has also developed a synergistic partnership with API Electronics targeting the military relay market.

TM II’s customer base consists primarily of various US government departments, including the US Navy, as well as numerous domestic and foreign corporations. The US government has recently approved significant funds for ongoing Defense and homeland security. TM II believes that new domestic orders should increase as a result of this development. Furthermore, foreign country demand may also increase in response to global terror concerns.

TM II’s Stabilized Glide Slope Indicator (SGSI) is an electo-hydraulic-optical landing system and designed for use on air capable and amphibious assault ships. Increasing operational readiness will require the Navy to be independent of land-based command centers. Furthermore, political conflicts have led to a reduction of land-bases available in certain foreign countries.

Results of Operation

Sales Revenue

Sales by Subsidiary	August 31, 2005	August 31, 2004	%age Change
API Electronics	$933,984	$901,164	+3.6%
Filtran Group	$1,919,099	$1,251,105	+53.4%
TM II	$1,055,437	$699,998	+50.8%

	$3,908,520	$2,852,267	+37.0%

API Electronics Group Corp.

Overall, the Company recorded strong sales growth in 2005 as total sales revenue increased by 37.0% over 2004.

API Electronics saw a sales revenues increase of 3.6% in 2005. Filtran Group saw sales revenue increase by 53.4% in 2005. TM II recorded sales revenue levels in 2005 that were 50.8% greater than 2004. The increase in sales revenue was attributed to increased demand for their products in the defense sector.

The Company operates in two reportable segments which are distinguished by geographical location in Canada and the United States. Both segment manufacture electronic components

Sales by Geographic Segment	August 31, 2005		August 31, 2004
	Canada	United States	Canada	United States
Sales Revenue	$1,624,273	$2,284,247	$1,060,134	$1,792,133

The sales revenue increase year over year was realized each in the two geographical reporting segments.

API saw United States sales increase by 27.4% from $1,792,133 in 2004 to $2,284,247 in 2005 and Canada sales increase by 53.2% from $1,060,134 in 2004 to $1,624,273 in 2005.

Cost of Goods Sold and Gross Margin

Gross Margin by Segment Company	August 31, 2005	August 31, 2004	%age Change
API Electronics	22.1%	32.1%	-10.0%
Filtran Group	26.8%	21.2%	+5.6%
TM II	34.2%	40.6%	-6.4%

Overall	25.6%	31.1%	-5.5%

API Electronics Group Corp.

The Company’s overall gross margin was 25.6% of sales in 2005 and a decrease from the 31.1% gross margin posted in 2004. Accordingly, the overall cost of sales was 74.4% in 2005 compared to 68.9% in 2004. The gross margin of 25.6% for the three months ended August 31, 2005 is more in line with the 27.1% margin for the year ended May 31, 2005.

API Electronics posted a gross margin decline of 10% in 2004 to the 22.1% level. The decrease resulted from increased manufacturing labour from a different product mix in 2005. Filtran Group saw their gross margin increase to 26.8% in 2005 from the 21.2% margin posted in 2004. The 26.8% gross margin is more in line with historical levels. TM II’s gross margin saw a decrease of 6.4% to 34.2% in 2005 but this is in line with the gross margin of 34.5% realized during the year ended May 31, 2005.

The major components of Cost of Sales are as follows:

	2005	%age of sales	2004	%age of sales
Manufacturing Labour	$685,300	17.5%	$408,020	14.3%
Raw Materials Cost	$1,257,236	32.2%	$719,541	25.2%
Manufacturing Overhead	$964,326	24.7%	$837,847	29.4%

The 2005 manufacturing labour as a percentage of sales increased as a result of additional labour to support new quality standards and a different product mix. The raw material costs as a percentage of sales increased but is more in-line with the 30.1% figure for fiscal 2005. Manufacturing overhead as a percentage of sales decreased as a result of increased sales and the majority of the components of manufacturing overhead being fixed in nature.

Selling Expenses

Selling expenses decreased to $238,419 for the three months ended August 31, 2005 from $282,521 for the three months ended August 31, 2004. As a percentage of sales the 2005 selling expenses came in at 6.1% a decrease over the 9.9% posted in 2004.

The major components of Selling Expenses are as follows:

	2005	%age of sales	2004	%age of sales
Payroll Sales	$121,768	3.1%	$108,685	3.8%
Commissions	$54,729	1.4%	$83,712	2.9%

As a percentage of sales, the 2005 Payroll Sales was reasonably in line with their comparative percentage of sales in 2004. Commissions expense decreased in 2005 as a result of lower contractual obligations under recent acquisitions whereby specific percentages are payable on of certain future sales orders.

API Electronics Group Corp.

General and Administrative Expenses

General and administrative expenses increased to $506,086 for 2005 from $473,447 incurred during 2004. As a percentage of sales, the 2005 general and administration expenses were 13.0% compared to 16.6% in 2004.

The major components of General and Administrative Expenses are as follows:

	2005	2004	$ Change
Officer Salary	$47,920	$51,050	$(3,130)
Rent and Management Fees	$45,841	$45,841	$—
Office Salary	$52,259	$50,397	$1,862

The 2005 officer salary expense, rent and management fees and office salary expense are all reasonably comparable to the 2004 expenses.

Amortization decreased to $202,152 ($155,944 included in general and administration) during the three months ended August 31, 2005 from the $213,318 ($175,336 included in general and administration) amount for the three months ended August 31, 2004.

Stock-based Compensation Expense

The Company incurred $235,000 in stock-based compensation expense in 2004 compared to $Nil in fiscal 2005. Compensation expense represents the fair value of stock options granted and vested during the period and is a new accounting requirement under Section 3870 of the CICA Handbook effective June 1, 2004 for the Company. On July 26, 2004, 440,000 options were cancelled and 440,000 new options were issued with a new expiry date and exercise price. The difference between the value of the new options and the value of the cancelled options just before cancellation has been calculated as $220,000 under Black-Scholes and recognized as compensation expense during the period ended August 31, 2004. In addition, on April 1, 2004 the Company granted 100,000 options to a consultant. The fair value of 50,000 vested options has been recognized during the year ended May 31, 2004 in the amount of $10,000. The remaining 50,000 vested in August 2004 and the fair values of those options were recognized as compensation expense in the amount of $15,000 during the period ended August 31, 2004.

Business Development

Business development expense decreased to $8,080 in 2005 from $15,971 in 2004 as a result of reduced expenditures in this area.

API Electronics Group Corp.

Other Income and Expense

Other income during the 2005 quarter was $14,849 compared to an expense amount of $2,432. The components in 2005 are investment income in the amount of $10,103 and a gain on foreign exchange of $4,746.

Other expense relates to interest on short and long-term debt and the Company saw an increase from $3,578 in 2004 to $7,744 in 2005. The increase was attributed to increased usage of lines of credit in 2005.

Operating Income (Loss)

The Company posted operating income for the three months ended August 31, 2005 of $249,072 a substantial improvement over the operating income (loss) of ($119,990) for the three months ended August 31, 2004. The improvement is attributed primarily to a $235,000 compensation expense incurred in 2004 and $Nil incurred in 2005.

Net Income (Loss)

The Company earned a net income for the three months ended August 31, 2005 of $255,383($0.10/share) compared to a net loss of $126,000($0.05/share) for three months ended August 31, 2004.

API Electronics Group Corp.

Quarterly Financial Information

Two-Year Summary by Quarter (Unaudited)

	May 31, 2004			May 31, 2005				May 31, 2006
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Sales Revenue	$2,886,715	$2,861,572	$3,095,820	$2,852,267	$3,107,634	$3,080,705	$3,506,945	$3,908,520
Net Income (Loss)	$26,703	$(12,446)	$(235,622)	$(126,000)	$161,958	$(542,938)	$(97,414)	$255,383
Income (Loss), basic per share	$0.01	$(0.01)	$(0.10)	$(0.05)	$0.07	$(0.22)	$(0.04)	$0.10

During period ended August 31, 2005, the Company continued to see quarterly year-over-year revenue growth.

The Company’s revenues are not, in general, seasonal.

Liquidity and Capital Resources

Liquidity

At August 31, 2005, the Company had cash and cash equivalents of $947,827 compared to $1,513,130 as at May 31, 2005. In addition, the Company had marketable securities of $352,925 at August 31, 2005 compared to $329,855 at May 31, 2005.

API Electronics Group Corp.

The following table identifies the Contractual Obligations of the Company as at August 31, 2005.

	Total	Less Than 1 year	1 to 3 years	4-5 years	After 5 Years
Capital Lease Obligations	$77,452	$35,940	$39,484	$2,028	$—
Mortgages Payable	$24,264	$24,264	$—	$—	$—
Operating Leases	$37,294	$17,630	$14,030	$5,634	$—

Total Contractual Obligations	$139,010	$77,834	$53,514	$7,662	$—

At August 31, 2005 working capital totalled $3,745,730 compared to $4,103,057 at May 31, 2005. The current ratio at August 31, 2005 decreased to 2.34:1 from the 2.58:1 ratio as at May 31, 2005. The quick ratio (which excludes inventory and prepaid expenses from current assets) was 1.06:1 at August 31, 2005 – a decrease from the 1.29:1 posted at May 31, 2005.

As at August 31, 2005, the Company’s working capital was sufficient to meet the Company’s current requirements.

Inventory rose 3.6% from $3,258,856 as at May 31, 2005 to $3,377,349 as at August 31, 2005. Accounts receivable increased 10.0% from $1,427,395 as at May 31, 2005 to $1,569,414 as at August 31, 2005. Accounts payable increased 25.6% from $1,450,502 at May 31, 2005 to $1,821,952 as at August 31, 2005. Deferred revenue decreased 36.9% from $643,028 at May 31, 2005 to $405,710 at August 31, 2005.

Long-term debt (current and long-term portion) decreased from $120,031 at May 31, 2005 to $101,716 at August 31, 2005.

Bank indebtedness from the line of credit increased from $342,090 at May 31, 2005 to $407,000 at August 31, 2005.

The debt to equity ratio (current & long-term debt to shareholder’s equity) was 0.37 as at August 31, 2005 compared to 0.33 as at May 31. 2005.

Total assets decreased to $12,321,599 at August 31. 2005 from $12,646,328 as at May 31, 2005.

API Electronics Group Corp.

Cash generated (used) in operating activities increased to $270,147 for three months ended August 31, 2005 compared to ($222,133) for the three months ended August 31, 2004. This was attributed to decreased investment in non-cash working capital.

The major source of cash in 2005 as provided through bank indebtedness advances of $64,910.

The major source of cash in 2004 was provided through bank indebtedness advances of $119,771.

The major use of cash during 2005 was the repurchase of common shares in the amount of $843,647, the purchase of marketable securities of $23,070, the purchase of capital assets in the amount of $24,439, and the repayment of long-term debt in the amount of $18,315.

The major use of cash during 2004 was the purchase of capital assets in the amount of $74,963, and the repayment of long-term debt in the amount of $17,282.

Capital Resources

The Company’s subsidiary API Electronics has a working capital line of credit of $500,000. At August 31, 2005, the corporation had borrowed $407,000 against this line (May 31, 2005 - $167,000). The credit is secured by all of its assets pursuant to a general security agreement. The bank indebtedness is due on demand and bears interest at prime plus 1%.

The Company’s subsidiary Filtran Limited has a line of credit of $734,000. The credit is secured by a general security agreement and a first collateral mortgage on Filtran Limited’s assets and building. The bank indebtedness bears interest at prime plus 1%. At August 31, 2005, the corporation had borrowed $Nil against this line (May 31, 2005 - $175,090).

The Company is not committed to any significant capital expenditures at present.

API believes that cash flows from operations, funds available under its credit facilities and other sources of cash will be sufficient to meet its anticipated cash requirements.

Off Balance Sheet Arrangements

During 2005 and 2004, the Company did not use Off Balance Sheet Arrangements.

API Electronics Group Corp.

Share Capital

As of August 31, 2005 there were 2,546,721 common shares issued and outstanding and 410,000 stock options outstanding at exercise prices ranging from $2.50 to $7.50 with remaining average contractual lives of 4.25 years.

During the period ended August 31, 2005, the Company acquired 137,675 shares (May 31, 2005 – 139,735) at a cost of $843,648 (May 31, 2005 - $723,289) under a common share buyback plan.

Risk Factors and Risk Management

The Semiconductor and Electronic Components Businesses Are Highly Competitive and Increased Competition Could Reduce the Value of an Investment in the Company

The semiconductor and electronic component industries, including the areas in which API, Filtran Group and TM Systems do business, are highly competitive. The Company expects intensified competition from existing competitors and new entrants. Competition is based on price, product performance, product availability, quality, reliability and customer service. Even in strong markets, pricing pressures may emerge. For instance, competitors may attempt to gain a greater market share by lowering prices.

Reliance on Defense Spending

The Company is dependent upon the US defense industry and its military subcontractors for the sale of many of its products. While the US government currently plans increases in defense spending, the actual timing and amount of such increases has been occurring at a rate that has been slower than expected. In addition, changes in appropriations and in the national defense policy and decreases in ongoing defense programs could adversely affect the Company’s performance. Such occurrences are beyond the Company’s control. The effects of defense spending increases are difficult to estimate and subject to many sources of delay.

New Technologies Could Result in the Development of Competing Products and a Decrease in Demand for the Company’s Products

The failure of either the Company or any of its subsidiaries to develop new technologies or to react to changes in existing technologies could materially delay their development of new products (which for API are typically adaptations of existing products formerly manufactured by others), which could result in decreased revenues and/or a loss of the Company’s market share to competitors.

Growth-Related Risks

The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Growth and expansion activities are subject to a number of risks, including:

•	Unavailability or late delivery of the advanced, and often customized, equipment used in the production of our products;

•	Delays in bringing new product equipment on-line;

•	Delays in supplying products to our existing customers; and

•	Unforeseen environmental or engineering problems relating to existing or new facilities.

These and other risks may affect the ultimate cost and timing of our present or future expansion of our capacity.

The inability of the Company to manage its growth could have a material adverse impact on its business, operations and prospects.

API Electronics Group Corp.

Risks Related to Complexity of Manufacturing Processes

The Company’s manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. The Company’s operations could be materially adversely affected if production at any of its facilities is interrupted for any reason. The Company may experience manufacturing difficulties in the future.

The Company May Not be Able to Develop New Products to Satisfy Changes in Demand

The industries in which the Company operates are dynamic and constantly evolving. The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or those products or technologies developed by others will not render the Company’s products or technologies obsolete or noncompetitive. In addition, to remain competitive the Company must continue to improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

The introduction of new products presents significant business challenges because product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	product performance;

•	the quality and reliability of the product; and

•	effective marketing, sales and service.

The failure of our products to achieve market acceptance due to these or other factors could harm our business.

Our Products May be Found to be Defective, Product Liability Claims May Be Asserted Against Us and We May Not Have Sufficient Liability.

One or more of our products may be found to be defective after shipment, requiring a product replacement, recall or a software fix which would cure the defect but impede performance of the product. We may also be subject to product returns which could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our technology or products. Although we currently have insurance, there can be no assurance that we have obtained a sufficient amount of insurance coverage, that asserted claims will be within the scope of coverage of the insurance, or that we will have sufficient resources to satisfy any asserted claims.

Failure to Protect the Company’s Proprietary Technologies or Maintain the Right to Use Certain Technologies May Negatively Affect the Company’s Ability to Compete

The Company relies heavily on its proprietary technologies, which consist primarily of drawings, specifications, and processes purchased from others. The Company’s future success and competitive position may depend in part upon its ability to obtain or maintain protection of certain proprietary technologies used in principal products. The Company generally does not have, nor does it generally intend to apply for, patent protection on any aspect of its technology or its business processes or methods. The Company’s reliance upon protection of some of its technology as “trade secrets” will not necessarily protect it from the use by other persons of its technology, or the use by others of technology that is similar or superior to that which is embodied in the Company’s trade secrets. Others may be able independently to duplicate or improve upon the Company’s technology in whole or in part. The Company cannot assure investors that it will be able to maintain the confidentiality of its technology, dissemination of which could have a material adverse effect on its business. In addition, litigation may be necessary to determine the scope and validity of the Company’s proprietary rights. Obtaining or protecting the Company’s proprietary rights may require the Company to defend claims of intellectual property infringement by its competitors. While the Company currently is not engaged as a defendant in intellectual property litigation that it believes will have a material adverse effect on its business, the Company could become subject to lawsuits in which it is alleged that the Company has infringed upon the intellectual property rights of others.

If any such infringements exist, arise or are claimed in the future, the Company may be exposed to substantial liability for damages and may need to obtain licenses from patent owners, discontinue or change

API Electronics Group Corp.

its processes or products or expend significant resources to develop or acquire non-infringing technologies. The Company cannot assure investors that it would be successful in such efforts or that such licenses would be available under reasonable terms. The Company’s failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on the Company’s operating results and financial condition.

The Company Must Commit Resources to Product Production Prior to Receipt of Purchase Commitments and Could Lose Some or All of the Associated Investment

The Company sells many of its products pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled prior to shipment without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The cancellation or deferral of product orders, the return of previously sold products, or overproduction due to the failure of anticipated orders to materialize, could result in the Company holding excess or obsolete inventory, which could result in inventory write-downs. The Company’s inability to sell products after it has devoted significant resources to them could have a material adverse effect on the Company’s business, financial condition and results of operations.

Variability of the Company’s Manufacturing Yields May Affect the Company’s Gross Margins

The Company’s manufacturing yields vary significantly among products, depending on the complexity of a particular integrated circuit’s design and the Company’s experience in manufacturing that type of integrated circuit. In the past, the Company has experienced difficulties in achieving planned yields, which have adversely affected the Company’s gross margins.

The fabrication of integrated circuits is a highly complex and precise process. Problems in the fabrication process can cause a substantial percentage of wafers to be rejected or numerous integrated circuits on each wafer to be nonfunctional, thereby reducing yields. These difficulties include:

•	defects in masks, which are used to transfer circuit patterns onto the Company’s wafers;

•	impurities in the materials used;

•	contamination of the manufacturing environment; and

•	equipment failure.

The manufacture of filters and transformers is a multi-level process. Each component has dependency on the other. Each raw material must yield consistent results or productivity is adversely affected. The difficulties that may be experienced in this process include:

•	impurities in the materials used;

•	equipment failure; and

•	bottlenecks (product cannot move to the next stage until the previous stage is completed).

The manufacturing process for the stabilized Glide Slope Indicator (SGSI) is a unique process in that it is highly reliant on subcontractors. These units are comprised of four major units, three of which are manufactured by separate manufacturing companies.

The difficulties that may be experienced in this process include:

•	defects in subcontractors components;

•	impurities in the materials used;

•	equipment failure; and

•	reliability of subcontractor.

Because a large portion of the Company’s costs of manufacturing these products are relatively fixed, it is critical for the Company to improve the number of shippable integrated circuits per wafer and increase the production volume of wafers in order to maintain and improve the Company’s results of operations. Yield decreases can result in substantially higher unit costs, which could materially and adversely affect the Company’s operating results and have done so in the past. Moreover, the Company cannot assure investors that it will be able to continue to improve yields in the future or that it will not suffer periodic yield problems, particularly during the early production of new products or introduction of new process technologies. In either case, the Company’s results of operations could be materially and adversely affected.

API Electronics Group Corp.

Risks Related to Supply of Materials and Services

The Company purchases most of its raw materials, including silicon wafers, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a purchase order basis from a number of vendors. Although the Company tries to have alternative supply sources for all necessary materials, some materials and services have a single source supplier. If any subcontractors or vendors are unable to provide these materials in the future, the relationships with the Company’s customers could be seriously affected and its revenues, financial condition and cash flows could be severely damaged. Although the Company seeks to reduce its dependence on sole and limited source suppliers both for services and for materials, disruption or financial, operational, production or quality assurance difficulties at any of these sources could occur and cause the Company to have problems with the delivery of necessary supplies.

Inventories May Become Obsolete

The life cycles of some of the Company’s products depend heavily upon the life cycles of the end products into which these products are designed. Products with short life cycles require the Company to manage closely its production and inventory levels. Inventory may also become obsolete because of adverse changes in end-market demand. The life cycles for electronic components have been shortening over time at an accelerated pace. The Company may be adversely affected in the future by obsolete or excess inventories which may result from unanticipated changes in the estimated total demand for the Company’s products or the estimated life cycles of the end products into which the Company’s products are designed.

The Company’s International Operations and Sales Expose the Company to Material Risks

The Company expects revenues from foreign markets to continue to represent a portion of total revenues. The Company maintains contracts with entities in the United States, Canada, Europe and certain other countries. There are risks inherent in doing business internationally, including:

•	changes in, or impositions of, legislative or regulatory requirements, including environmental regulations and tax laws in the countries in which the Company sells its products;

•	trade restrictions;

•	local economic conditions;

•	transportation delays;

•	work stoppages;

•	economic and political instability;

•	changes in import/export regulations, tariffs and freight rates;

•	difficulties in collecting receivables and enforcing contracts generally;

•	currency exchange rate fluctuations;

•	possibility of involvement in legal proceedings in a foreign country; and

•	terrorism or insurgencies of some sort.

In addition, the laws of certain foreign countries may not protect the Company’s products or intellectual property rights to the same extent as do US and Canadian laws. Therefore, the risk of piracy of the Company’s technology and products may be greater in these foreign countries. Although the Company has not experienced any material adverse effect on its operating results as a result of these and other factors, the Company cannot assure investors that such factors will not have a material adverse effect on the Company’s financial condition and operating results in the future.

Delays in Production, Implementing New Production Techniques or Resolving Problems Associated with Technical Equipment Malfunctions Could Adversely Affect the Company’s Manufacturing Efficiencies

The Company’s manufacturing efficiencies will be an important factor in its future profitability, and the Company cannot assure investors that it will be able to maintain or increase its manufacturing efficiencies. The Company’s manufacturing processes are highly complex, require advanced and costly equipment, and are continually being modified in an effort to improve yields and product performance. The Company may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities, or changing process technologies, any of which could result in a loss of future revenues. The Company’s operating results also could be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

API Electronics Group Corp.

Interruptions, Delays or Cost Increases Affecting the Company’s Materials, Parts, Equipment or Subcontractors May Impair the Company’s Competitive Position.

The Company’s manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds, lead frames, bobbins, cores, diodes, hydraulic pumps, gyroscopes, stabilized platforms, and electronic transformers on a timely basis from third parties. The Company’s results of operations could be adversely affected if it is unable to obtain adequate supplies of materials, parts and equipment in a timely manner, or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. If any such suppliers experience financial difficulties, the Company could be adversely affected. Although the Company generally uses materials, parts and equipment available from multiple suppliers, it has a limited number of suppliers for some materials, parts and equipment. While the Company believes that alternate suppliers for these materials, parts and equipment are available, an interruption or termination of supply sources could materially impair the Company’s operations.

Some of the Company’s products are assembled and tested by third-party subcontractors. The Company does not have any long-term agreements with these subcontractors. As a result, the Company may not have assured control over its product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, the Company could experience delays in the shipment of its products if it is forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on the Company’s operating results and financial condition. The Company’s operations and ability to satisfy customer obligations could be adversely affected if its relationships with these subcontractors were disrupted or terminated.

Although the Company seeks to reduce its dependence on its sole and limited source suppliers, disruption or termination of any of these sources could occur, and such disruptions or terminations could harm the Company’s business and operating results. In the event that any of the Company’s subcontractors were to experience financial, operational, production or quality assurance difficulties resulting in a reduction or interruption in supply, its operating results would suffer until alternate subcontractors, if any, became available.

Environmental Liabilities Could Adversely Impact the Company’s Financial Position

United States federal, state and local laws and regulations and federal, provincial and local laws, rules and regulations in Canada, impose various restrictions and controls on the discharge of materials, chemicals and gases used in the Company’s manufacturing processes. In addition, under some laws and regulations, the Company could be held financially responsible for remedial measures if its properties are contaminated or if it sends waste to a landfill or recycling facility that becomes contaminated, even if the Company did not cause the contamination. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. Further, future changes in environmental laws or regulations may require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject the Company to serious liabilities, and could have a material adverse effect on its operating results and financial condition.

In the conduct of the Company’s manufacturing operations, it has handled and continues to handle materials that are considered hazardous, toxic or volatile under US federal, state and local laws and Canadian, federal, provincial and local laws, rules and regulations. The risk of accidental release of such materials cannot be completely eliminated. In addition, contaminants may migrate from or within, or through property. These risks may give rise to claims. Where third parties are responsible for contamination, the third parties may not have funds, or make funds available when needed, to pay remediation costs imposed under environmental laws and regulations.

Fluctuations and Changes in Earnings

While API has been in business for approximately 20 years, it has experienced losses in some of its recent financial years, including the fiscal years ended May 31, 1999, 2000, 2002, 2003, 2004 and 2005. API may experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; (iv) product obsolescence; (v) availability of adequate supplies; (vi) changes in manufacturing yields, and (vii) general economic conditions.

API Electronics Group Corp.

Dependence on Additional Financing

The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company’s Common Stock, the Company’s shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Risks Related to Fire, Natural Disaster, Other Disasters, and Equipment Problems

If a fire, natural disaster or any other catastrophic event prevents the Company or any of its subsidiaries from operating their factories for more than a few days, the Company’s revenues and financial condition could be severely impacted. The Company has four manufacturing facilities located in different locations and although it is unlikely that a fire, natural disaster or similar occurrence would affect all such facilities, the loss of the use of one of these facilities would negatively impact the Company. In addition, it is possible that a catastrophic event such as the attacks of September 11, 2001, could impact all facilities for some period of time. There are a number of foundries which, given appropriate lead times, could meet some of the Company’s fabrication needs. However, in the event the Company has to use such foundries, it cannot guarantee that it will be able to meet its customers’ required delivery schedules. Because of the unique nature of the Company’s manufacturing processes, it would be difficult for the Company to arrange for independent suppliers to produce semiconductors, microelectronic circuits, bobbins, cores, diodes or other electronic components in a short period of time. While the Company believes that it has sufficient manufacturing capacity to meet its near term plans, prolonged problems with the equipment at any of the facilities could cause the Company to miss its production goals.

Dependence on Key Personnel

The Company is dependent upon a small number of key personnel The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s success will depend in large part on the efforts of these individuals. It is not currently proposed that there will be any long-term employment agreements or key-man insurance in respect of such key personnel. The Company will face intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel.

Related Party Transactions

(a) Included in general and administrative expenses are consulting fees of $14,704 (2004 - $9,011) paid to an individual who is a director and officer of the Company and rent, management fees, and office administration fees of $45,841 (2004 - $45,841) paid to a corporation in which two of the directors are also directors of the Company.

(b) Included in accounts payable at year end are amounts payable to an individual who is a director of the Company for consulting fees and expenses in the amount of $5,035 (May 31, 2005 - $12,106)

(c) Included in marketable securities are 40,830 common shares (May 31, 2005 – 39,630) of CECO Environmental Corp. acquired for $152,616 (May 31, 2005 - $139,747) on the open market at a carrying value of $98,733 (May 31, 2005 - $88,771l). CECO Environmental Corp. is a corporation in which two of its directors are also directors of the Company.

These related party transactions were in the normal course of operations and are recorded at the exchange amount agreed to by the related parties

Proposed Transactions

There is no proposed asset or business acquisitions that require discussion.

API Electronics Group Corp.

Critical Accounting Estimates

Our significant accounting policies are fully described in the notes to the consolidated financial statements. Some of API’s accounting policies involve estimates that require management’s judgment in the use of assumptions about matters that are uncertain at the time the estimate is made. Different estimates, with respect to key variables used for the calculations, or changes to estimates, could potentially have a material impact on API’s financial position or results of operations. The development and selection of the critical accounting estimates are described below.

Goodwill and Intangible Assets

We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

Goodwill is initially recorded when the initial purchase price for an acquisition exceeds the fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but rather is periodically assessed for impairment. We perform an annual review or more frequently if circumstances indicate that a potential impairment exists, to determine if the recorded goodwill is impaired.

We also review amortizable intangible assets for impairment whenever circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows.

Inventories

Inventories are valued at the lower of cost and net realizable value. Due provision has been made for slow moving and obsolete inventories. As a result of a high rate of technological change management closely monitors the quality and profile of inventories to identify items which may present a risk. Management reviews inventory items on a regular basis which minimizes overall risk. Estimated unrecoverable amounts are charged to earnings in the period in which the risk is identified.

Receivables

Management follows conservative practices in granting trade credit and diligently practices several credit minimizing techniques. Management regularly reviews the entire accounts receivable portfolio and updates, based on most current available information, its estimate of unrecoverable amounts. The amounts form the basis of the Company’s allowance for doubtful accounts.

Accounting for Income Taxes

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in each jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. In preparing the consolidated financial statements, the Corporation is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in future income tax assets and liabilities, which are recorded on the consolidated balance sheet. The Company assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery is not “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Revenue Recognition

We follow specific guidelines in measuring revenue, however certain judgments affect the application of the policies. Revenue from contracts is recognized using the percentage of completion method. The degree of

API Electronics Group Corp.

completion is estimated based on the costs incurred, excluding costs that are not representative of progress to completion as a percentage of total costs anticipated for each contract. Provision is made for losses on contracts in progress when such losses first become known. Revisions in cost and profit estimates, which can be significant, are reflected in the accounting period when the relevant facts are known. Provisions for warranty claims and other allowances are made based on contract terms and prior experience.

Non-contract revenue is recognized when the risk and title passes to the customer, which is generally upon shipment of the product.

Changes in Accounting Policies

Stock Based Compensation

Effective June 1, 2004, the Company adopted the revised CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-based Payments” which requires the application of a fair value method of accounting to all stock-based compensation payments to employees. Under this method, API is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in the period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the Balance Sheet. In accordance with the transitional provisions of Section 3870, the Company has retroactively applied the fair value method of accounting to stock option awards and warrant extensions granted since June 1, 2002 using the Black-Scholes option pricing model. An adjustment to the opening deficit at June 1, 2004 in the amount of $1,876,956 has been recorded representing the total stock-based compensation expense had the fair value method been used for employee stock options granted and warrants modified after June 1, 2002. The offset to deficit is an increase in contributed surplus in the amount of $1,876,956 resulting in no net change to shareholders’ equity.

The adjustment represents the total compensation expense which would have been recorded had the fair value method been used for stock options granted after June 1, 2002.

Amortization of Customer Contracts

During the year ended May 31, 2004, the Company changed its accounting policy for the amortization of customer contracts from the straight line basis to a basis which more closely matches the revenue earned from these contracts to the amortization for the year. The effect of this change was a reduction of amortization for the current year of $135,881. The change has been accounted for on a retroactive basis with restatement of the prior year figures. The effect of the change is to increase amortization in the prior year by $48,531, the deficit of the 2003 year by $48,531 and reduce the 2004 year deficit by $87,350.

Impairment of Long-Lived Assets

Effective June 1, 2004, API prospectively adopted the new CICA recommendations for the impairment of long-lived assets. A long-lived asset is an asset that does not meet the definition of a current asset. The new standard requires recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value. Under the new standards, and impairment loss is measured as the amount by which the carrying value of a long-lived asset exceeds its fair value. The new standard is not expected to have any material impact on our consolidated financial position or results of operation on adoption.

Impact of New Accounting Pronouncements

Variable Interest Entities

We plan to adopt the CICA Accounting Guideline 15 (AcG-15) on the consolidation of variable interest entities which is effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities refer to those entities that are subject to control on a basis other than ownership of voting interest. AcG-15 provides guidance for identifying variable interest entities and the criterion for determining consolidation. We have determined that adoption of this standard will not have any material effect in our results form operations or financial position.

Financial Instruments - Disclosure and Presentation

In November, 2003, CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation was amended to require certain obligations that may be settled at the issuer’s option in cash or the equivalent

API Electronics Group Corp.

value by a variable number of the issuer’s own equity instruments be presented as a liability. The amendments are expected to be effective for fiscal years beginning after November 1, 2004, and would be applied retroactively, thus requiring restatement.

We have not yet determined the impact of the adoption of this standard on our results of operations or financial position.

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, Financial Instruments – Recognition and Measurement, effective for annual and interim periods beginning after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair values; at other times using cost-based measures. It also specifies how financial instruments gains and losses are to be presented, and defines financial instruments to include accounts receivable and payable, investments in debt and equity securities and derivative contracts.

We have not yet determined the impact of the adoption of this standard on our results of operations or financial position.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting and display of comprehensive income. It defines other comprehensive income to include revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The section does not address issues of recognition or measurement for comprehensive income and its components. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus and reserves.

We have not yet determined the impact of the adoption of this standard on our results of operations or financial position.

Financial Instruments

During 2005 and 2004, the Company did not use financial instruments and did not engage in swaps, futures, or hedging contracts, as the Company’s operations would not normally require use of such instruments.

Outlook

API has entered fiscal 2006 with an excellent global presence and solidly positioned for strong performance. The US Congress has approved $447 billion in military spending for 2005 and the likelihood is that the military will continue to receive support for its initiates in the near to medium term. These developments may impact the Company greatly as a major supplier to the US Department of Defense. Recent world events have brought Defense to the top of many country’s agendas. The strong demand is reflected in the Company’s sales backlog which has grown to $9,012,113 as at August 31, 2005. The fundamentals are positive and may bring the Company great opportunities for revenue growth in 2006.

The Company will continue to focus on the customer because their success drives growth and growth creates shareholder value. Also, API’s quality standards and certifications for its processes and procedures have meant growing customer confidence. The Company is blessed with highly skilled management and employees and it will be essential to retain the talent and develop new talent to continue technological leadership and uncompromising quality. Your management team will also continue to focus on cost controls, cash flow and continue to integrate its recent acquisitions and maximize synergies.

API ELECTRONICS GROUP CORP.

FORM 52-109FT2

CERTIFICATION

I, Phillip DeZwirek, Chief Executive Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of API Electronics Group Corp. (the “Issuer”) for the interim period ending August 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a) Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) Designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

DATED October 28, 2005.

API ELECTRONICS GROUP CORP.

Per:	/s/ “Phillip DeZwirek”
PHILLIP DEZWIREK
Chief Executive Officer

API ELECTRONICS GROUP CORP.

FORM 52-109FT2

CERTIFICATION

I, Claudio Mannarino, Chief Financial Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of API Electronics Group Corp. (the “Issuer”) for the interim period ending August 31, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.	The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

(a) Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) Designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

DATED October 28, 2005.

API ELECTRONICS GROUP CORP.

Per:	/s/ “Claudio Mannarino”
CLAUDIO MANNARINO
Chief Financial Officer